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                             January 18, 2024

       Jeffrey Holman
       Chief Executive Officer
       Healthy Choice Wellness Corp.
       3800 North 28th Way
       Hollywood, FL 33020

                                                        Re: Healthy Choice
Wellness Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 20,
2023
                                                            File No. 333-275209

       Dear Jeffrey Holman:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 27, 2023 letter.

       Amendment No. 1 to Form S-1 filed December 20, 2023

       No market for the Common Stock currently exists..., page 19

   1. Please revise here to indicate that you intend to apply to list the Class A common stock on the NYSE American
Exchange, as opposed to the New York Stock Exchange.
       Executive Compensation, page 47

   2. We note the company has not provided historical compensation information pursuant to
                                                        Item 402 of Regulation
S-K. Please address the absence of this disclosure in light of the guidance contained in
Regulation S-K Compliance and Disclosure Interpretation 217.01.
       Exclusive Forum, page 58

   3. The disclosure on page 22 regarding your exclusive forum provision does not appear to be
 Jeffrey Holman
FirstName  LastNameJeffrey Holman
Healthy Choice Wellness Corp.
Comapany
January 18,NameHealthy
            2024        Choice Wellness Corp.
January
Page  2 18, 2024 Page 2
FirstName LastName
         consistent with Article XII of your Amended and Restated Certificate of Incorporation. As one example only, the Amended and Restated Certificate of Incorporation states that the exclusive forum provision shall not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, but this is not specified in your disclosure. We note other inconsistencies as well. Please revise your disclosure to reconcile it with the exclusive forum provision in your Amended and Restated Certificate of Incorporation.
         Please also clearly disclose whether the exclusive forum provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Please also remove or update your discussion of the decisions of the Court of Chancery of the State of
         Delaware, as such disclosure appears to be outdated.
General

4. It appears that you will complete the spin-off prior to your firm commitment underwritten offering of Class A common stock, and that the Class A common stock will not be listed on the NYSE American exchange until completion of the offering. However, your disclosure throughout this registration statement implies that the Class A shares will be listed on the NYSE American in connection with, and at the completion of, the spin-
         off. As examples only, you note on the cover that immediately after the spin-off, the company will be an independent publicly traded company, you state throughout that you have applied to list the Class A common stock on the NYSE American exchange (which implies that your application relates to the spin-off) and you discuss the trading price of your Class A common stock following the spin-off. Revise your disclosure throughout to remove the suggestion that the Class A common stock will be listed following the spin-
         off, and clearly state that approval of listing on the NYSE American exchange depends on completion of the offering and does not relate to the spin-off. Also revise throughout to indicate whether the spin-off is contingent on completion and closing of the offering and the successful listing of the Class A common stock on the NYSE American exchange in connection with the offering. We note that it is not included in the Conditions to the Spin-
         Off discussed on page 63. If so, please explain what will happen with the spin-off shares if the offering is not completed and/or the Class A common stock is not approved for listing on the NYSE American exchange.
5. Please clearly disclose throughout that there will be no market for the Class A common stock of HCWC following the spin-off and such a market will not develop unless you successfully complete the offering. Disclose that if an active public trading market does not develop, it will be difficult or impossible for holders of Class A common stock to resell their interests at any price and that even if the offering is successful, the market price could decline substantially from the IPO price. Also disclose that the shares of
         HCMC, which currently include the assets that will be spun-off into HCWC, are quoted on the OTC Pink at $0.00. Please include similar disclosure throughout including where
 Jeffrey Holman
Healthy Choice Wellness Corp.
January 18, 2024
Page 3
         you note that you cannot assure holders that the combined trading price of the Class A common stock and the HCMC common stock with be less than, equal to or greater than the trading price of HCMC common stock prior to the spin off. Please add related risk factor disclosure.
6. We note your response to prior comment seven. You note that holders of HCMC Series E
         Preferred Stock will have a right to participate in the Distribution if the holders convert the Series E into HCMC common stock. Based on the Form 10-Q for the quarterly period ended September 30, 2023 filed by HCMC, it appears that a significant number of the
         14,722.075 shares of Series E Preferred Stock have already been converted into HCMC common stock. Please indicate the number of currently outstanding shares of Series E
         Preferred Stock, and disclose whether those holders who have already converted the
         Series E Preferred Stock are still obligated to to purchase Series A Convertible Preferred
         Stock in HCWC. If not, please revise your disclosure to indicate the amount of gross proceeds that you currently expect to receive in the offering of Series A Convertible
         Preferred.
7.       Your exhibit index indicates that the Tax Matters Agreement, Employee
Matters
         Agreement, Transition Services Agreement, and Separation and Distribution Agreement
         are incorporated by reference to your Form S-1 (File No. 333-274435) filed on December
         20, 2023. Include hyperlinks to each of these agreements as required by Item 601(a)(2) of
         Regulation S-K, and update the description to indicate that the Form S-1 was filed on
         December 21, 2023. In addition, it does not appear that you have filed the Separation and
         Distribution Agreement with Form S-1 (File No. 333-274435). Please file it with this S-1 and revise your disclosure to include the material terms and obligations of each of the agreements with HCMC related to the separation of HCWC from HCMC. Please contact Scott Anderegg at 202-551-3342 or Erin Jaskot at
202-551-3442 with any
other questions.



FirstName LastNameJeffrey Holman                               Sincerely,
Comapany NameHealthy Choice Wellness Corp.
                                                               Division of
Corporation Finance
January 18, 2024 Page 3                                        Office of Trade
& Services
FirstName LastName